

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

T. Wilson Eglin
Chief Executive Officer and President
LXP Industrial Trust
One Penn Plaza
Suite 4015
New York, NY 10119-4015

> **Re: LXP Industrial Trust**
> **Registration Statement on Form S-4**
> **Filed November 1, 2023**
> **File No. 333-275254**

Dear T. Wilson Eglin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan